As filed with the Securities and Exchange Commission on January 7, 1998
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          ______________________

                              SCHEDULE 13E-3
                             (Amendment No. 3)

                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          ______________________

                            TRIMAS CORPORATION
                             (Name of Issuer)

                          ______________________

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                            TRIMAS CORPORATION
                   (Name of Person(s) Filing Statement)

                          ______________________

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                          ______________________

                                 896215100
                   (CUSIP Number of Class of Securities)

                          ______________________
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
       David B. Liner, Esq.                       Brian P. Campbell
          MascoTech, Inc.                        TriMas Corporation
        21001 Van Born Road                  315 East Eisenhower Parkway
      Taylor, Michigan 48180                  Ann Arbor, Michigan 48108
          (313) 274-7405                           (313) 747-7025

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
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                              With Copies to:

                          ______________________
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

  David W. Ferguson, Esq.                   Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell                     Dickinson Wright PLLC
   450 Lexington Avenue                 500 Woodward Avenue, Suite 4000
    New York, NY 10017                      Detroit, Michigan 48226
    (212) 450-4000                               (313) 223-3628
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               This Amendment No. 3 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and
(iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997 and Amendment No. 2, dated December 31, 1997, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The item of the Schedule 13E-3 set forth below is hereby amended and supplemented as follows:

Item 16. Additional Information.

               Item 16 is hereby supplemented and amended to incorporate by reference the information set forth in Amendment No. 3, filed by Purchaser and Parent on January 7, 1998, to the Tender Offer Statement on Schedule 14D-1 originally filed by Purchaser and Parent on December 17, 1997.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

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
January 7, 1998                    MASCOTECH, INC.


                                   By:    /s/ David B. Liner
                                   -------------------------------------------
                                   Name:  David B. Liner
                                   Title: Vice President and Corporate Counsel



                                   MASCOTECH ACQUISITION, INC.


                                   By:    /s/ David B. Liner
                                   -------------------------------------------
                                   Name:  David B. Liner
                                   Title: Secretary



                                   TRIMAS CORPORATION


                                   By:    /s/ Brian P. Campbell
                                   -------------------------------------------
                                   Name:  Brian P. Campbell
                                   Title: President


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